FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of March 2008
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____              Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____               No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

99.1 Press Release: TTI Telecom Streamlines Network Fault Management, dated February 4, 2008.

99.2 Press Release: TTI Telecom to provide service assurance solution To Bell Mobility, dated February 28, 2008.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      TTI Team Telecom International Ltd.


Date: March 2, 2008                   By: /s/ Israel (Eli) Ofer
                                          ---------------------
                                          Israel (Eli) Ofer
                                          Chief Financial Officer


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                                  EXHIBIT INDEX

Exhibit                     Description
Number                      of Exhibit

---------------     ------------------------------------------------------
99.1                TTI Telecom  Streamlines  Network Fault  Management,
                    dated February 4, 2008.
---------------     ------------------------------------------------------
99.2                TTI Telecom to provide  service  assurance  solution To
                    Bell  Mobility, dated February 28, 2008.
---------------     ------------------------------------------------------